UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Noodles & Company
(Name of Issuer) Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

65540B105
(CUSIP Number)

Tenzing Global Management LLC

90 New Montgomery Street, Suite 650

San Francisco, California 94105

415-645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	65540B105	Page 2 of 10

1	NAME OF REPORTING PERSON Tenzing Global management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-3120520

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,660,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,660,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,660,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No.	65540B105	Page 3 of 10

1	NAME OF REPORTING PERSON Tenzing Global Investors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-5132283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,209,196
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,209,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,209,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.	65540B105	Page 4 of 10

1	NAME OF REPORTING PERSON Tenzing Global Investors Fund I LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 36-4708131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,209,196
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,209,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,209,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	65540B105	Page 5 of 10

1	NAME OF REPORTING PERSON Chet Kapoor I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,660,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,660,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,660,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 1,660,000 shares of Class A Common Stock, $0.01 par value per share (the “Shares”), of Noodles & Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2.	Identity and Background.

(a)	This Schedule 13D is jointly filed by:

(i)	Tenzing Global Management, LLC, a Delaware limited liability company (“Tenzing Global Management”), as the investment adviser to Fund I (as defined below) and the investment manager of the Parallel Account (as defined below);

(ii)	Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”), as the general partner of Fund I (as defined below);

(iii)	Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”), with respect to the Shares directly and beneficially owned by it; and

(iv)	Chet Kapoor, as Managing Partner and Chief Investment Officer (“CIO”) of each of Tenzing Global Investors and Tenzing Global Management, and the Managing Partner and CIO of each of Fund I and the Parallel Account (as defined below).

Each of the foregoing is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing Agreement. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Tenzing Global Management, Tenzing Global Investors, Fund I, and Mr. Kapoor is 90 New Montgomery Street, Suite 650, San Francisco, California 94105.

(c)	The principal business of Tenzing Global Management is providing investment management services. Tenzing Global Management also manages other accounts on a discretionary basis (the “Parallel Account”). The principal business of Tenzing Global Investors is serving as the general partner of Fund I. The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. Mr. Kapoor is the Managing Partner and CIO of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account.

(d)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment 1 does not concern to any additional purchases of the Shares. Information regarding the source and amount of funds used to purchase the Shares by the Reporting Persons was previously filed.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Shares was for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

In March and April 2020, the Reporting Persons sold, in the aggregate, 565,000 Shares in open market transactions.

As set forth below, as a result of the transactions described herein, on April 17, 2020 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)	Each of the Reporting Person’s interests in the Securities of the Issuer are described as follows:

(i)	Tenzing Global Management, as the investment adviser of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 1,660,000 Shares of the Issuer, representing 3.8% of all the outstanding Shares of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own 1,209,196 Shares of the Issuer, representing 2.7% of all the outstanding Shares of the Issuer.

(iii)	Fund I directly owns 1,209,196 Shares of the Issuer, representing 2.7% of all the outstanding Shares of the Issuer.

(iv)	Mr. Kapoor, as Managing Partner and CIO of each of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account, may be deemed to beneficially own 1,660,000 Shares of the Issuer, representing 3.8% of all the outstanding Shares of the Issuer.

(v)	Collectively, the Reporting Persons beneficially own 1,660,000 Shares of the Issuer, representing 3.8% of all the outstanding Shares of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on 44,133,803 Shares outstanding as of February 24, 2020, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on February 26, 2020.

(b)	Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,209,196 Shares and 450,804 Shares reported herein, respectively.

(c)	The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Shares during the last 60 days:

Tenzing Global Investors Fund I, LP

Date of Transaction	Quantity of Shares	Price per Share ($)	Type of Transaction
March 30, 2020	9,800	4.7568	Sale
March 31, 2020	9,098	4.7653	Sale
April 1, 2020	42,883	3.7573	Sale
April 2, 2020	29,273	3.4773	Sale
April 6, 2020	36,422	3.8902	Sale
April 7, 2020	58,274	4.2172	Sale
April 8, 2020	14,569	4.3623	Sale
April 9, 2020	36,422	5.3061	Sale
April 14, 2020	20,688	5.2390	Sale
April 15, 2020	23,018	4.9276	Sale
April 16, 2020	29,137	4.9182	Sale
April 17, 2020	19,924	5.3407	Sale
April 20, 2020	16,497	5.1177	Sale
April 21, 2020	26,733	5.1514	Sale
April 22, 2020	9,688	5.2891	Sale
April 23, 2020	8,645	5.3194	Sale
April 24, 2020	20,492	5.1815	Sale

Parallel Account

Date of Transaction	Quantity of Shares	Price per Share ($)	Type of Transaction
March 30, 2020	3,653	4.7568	Sale
March 31, 2020	3,392	4.7653	Sale
April 1, 2020	15,987	3.7573	Sale
April 2, 2020	10,914	3.4773	Sale
April 6, 2020	13,578	3.8902	Sale
April 7, 2020	21,726	4.2172	Sale
April 8, 2020	5,431	4.3623	Sale
April 9, 2020	13,578	5.3061	Sale
April 14, 2020	7,713	5.2390	Sale
April 15, 2020	8,581	4.9276	Sale
April 16, 2020	10,863	4.9182	Sale
April 17, 2020	7,428	5.3407	Sale
April 20, 2020	6,151	5.1177	Sale
April 21, 2020	9,967	5.1514	Sale
April 22, 2020	3,612	5.2891	Sale
April 23, 2020	3,223	5.3194	Sale
April 24, 2020	7,640	5.1815	Sale

(d)	Not applicable.

(e)	The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock based on the number of shares of Common Stock outstanding as reported by the Company’s 10-K filed on February 26, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1            Joint Filing Agreement *

*previously filed

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2020	Tenzing Global Management LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I, LP

	By:	Tenzing Global Investors LLC, its General Partner
	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	CIO of Tenzing Global Investors Fund I, LP
Chet Kapoor

/s/ Chet Kapoor
Chet Kapoor

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement, dated as of February 13, 2020, by and among the Reporting Persons * .

*Previously filed.